
Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
8632
6666
6391

4 May 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 10,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY


PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 10,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 04 DAY OF MAY 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 10,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	781,731,091	390,865,545.50	Before Exercise : 13,357,999
			Add Exercise	10,000	5,000.00	Less Exercise : (10,000)
			After Exercise	781,741,091	390,870,545.50	Outstanding : 13,347,999

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**



Name : Caroline Chang

Authorised Signature :

Designation : Secretary **Date** : 4 April 2005

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10000	$3.36	33600	Sreedharan N Jayakumar
	Total value of shares exercised =	33600	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/05/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390870545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390870545.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

4 April 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Wan Noor Inn

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 10,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 10,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC /DGC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	781,731,091	
SHARE OPTION SCHEME	10,000	3.05.2005
TOTAL	781,741,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

27 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 7,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 7,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 27 DAY OF APRIL 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 7,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	781,724,091	390,862,045.50	Before Exercise : 13,364,999
			Add Exercise	7,000	3,500.00	Less Exercise : (7,000)
			After Exercise	781,731,091	390,865,545.50	Outstanding : 13,357,999

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : Caroline Chang

   Authorised Signature :



   Designation : Secretary **Date : 27 April 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
2000	$2.12	4240	Lee Seow Siew, Felicia
5000	$1.95	9750	Lee Seow Siew, Felicia
	Total value of shares exercised =	13990	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.62		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/04/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390863045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390863045.50**	**0.00**	**0.00**

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.45		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent *allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/04/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390865545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390865545.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

25 April 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Wan Noor Inn

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 7,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 7,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC/DGC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	781,724,091	
SHARE OPTION SCHEME	7,000	22.04.2005
TOTAL	781,731,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

22 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 95,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 95,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 22 DAY OF APRIL 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 95,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 95,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	781,629,091	390,814,545.50	Before Exercise : 13,459,999
			Add Exercise	95,000	47,500.00	Less Exercise : (95,000)
			After Exercise	781,724,091	390,862,045.50	Outstanding : 13,364,999

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : ____________

Designation : **Secretary** **Date** : **22 April 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
95000	$3.32	315400	Sit Peng Sang
	Total value of shares exercised =	315400	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	95000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.82		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considеartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 95000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390862045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390862045.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

22 April 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Wan Noor Inn

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 95,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 95,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC/DGC
GM(GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	781,629,091	
SHARE OPTION SCHEME	95,000	21.04.2005
TOTAL	781,724,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

18 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 85,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 85,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 18 DAY OF APRIL 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 85,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 85,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	781,544,091	390,772,045.50	Before Exercise : 13,544,999
			Add Exercise	85,000	42,500.00	Less Exercise : (85,000)
			After Exercise	781,629,091	390,814,545.50	Outstanding : 13,459,999

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : Caroline Chang

   Authorised Signature : [signature]

   Designation : Secretary **Date : 18 April 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
80,000	$7.20	$576,000.00	Yick Ping Wong
5,000	$3.36	$ 16,800.00	Chiam Toon Thong Charles via OCBC Securities Pte Ltd (sub-account name of KCU-Charles Chiam Toon Thong)
	Total value of shares exercised =	$592,800.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	6.70		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted

* Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 80000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/04/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390812045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390812045.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/04/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390814545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390814545.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

18 April 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 85,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 85,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	781,544,091	
SHARE OPTION SCHEME	85,000	15.04.2005
TOTAL	781,629,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

12 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 12,500 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 12,500 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 12 DAY OF APRIL 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 12,500 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 12,500 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	781,531,591	390,765,795.50	Before Exercise : 13,557,499
			Add Exercise	12,500	6,250.00	Less Exercise : (12,500)
			After Exercise	781,544,091	390,772,045.50	Outstanding : 13,544,999

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : 

Designation : Secretary　　**Date** : 12 April 2005

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$3.32	16600	Phua Hwan Khoon Eric
7500	$3.36	25200	Phua Hwan Khoon Eric
	Total value of shares exercised =	41800	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.82		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/04/2005 (dd/mm/yyyy)

Save Reset Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390768295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390768295.50**	**0.00**	**0.00**



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7500		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

Save | Delete Issued Share | Reset | Back

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : *
◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 7500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/04/2005 (dd/mm/yyyy)

Save Reset Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390772045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390772045.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

12 April 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 12,500 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 12,500 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN YAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
EC / DEC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	781,531,591	
SHARE OPTION SCHEME	12,500	11.04.2005
TOTAL	781,544,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

11 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 10,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 10,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 11 DAY OF APRIL 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 10,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	781,521,591	390,760,795.50	Before Exercise : 13,567,499
			Add Exercise	10,000	5,000.00	Less Exercise : (10,000)
			After Exercise	781,531,591	390,765,795.50	Outstanding : 13,557,499

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**



Authorised Signature :

Designation : **Secretary** **Date** : **11 April 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5,000	$1.95	$ 9,750.00	Au Ee Ling Carol
5,000	$3.36	$16,800.00	Leong Chee Wah Spencer via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited)
	Total value of shares exercised =	$26,550.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.45		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/2005 (dd/mm/yyyy)

Save Reset Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390763295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390763295.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390765795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390765795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

11 April 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 10,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 10,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
EC/DEC
Cm (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	781,521,591	
SHARE OPTION SCHEME	10,000	08.04.2005
TOTAL	781,531,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

6 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 30,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 30,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 06 DAY OF APRIL 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 30,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 30,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	781,491,591	390,745,795.50	Before Exercise : 13,597,499
			Add Exercise	30,000	15,000.00	Less Exercise : (30,000)
			After Exercise	781,521,591	390,760,795.50	Outstanding : 13,567,499

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **6 April 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
30000	$3.36	100800	Wong Ngiam Jih
	Total value of shares exercised =	100800	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 30000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/04/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390760795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390760795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

6 April 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 30,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 30,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (ETR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	781,491,591	
SHARE OPTION SCHEME	30,000	05.04.2005
TOTAL	781,521,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

5 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 220,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 220,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 05 DAY OF APRIL 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 220,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 220,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	781,271,591	390,635,795.50	Before Exercise : 13,817,499
			Add Exercise	220,000	110,000.00	Less Exercise : (220,000)
			After Exercise	781,491,591	390,745,795.50	Outstanding : 13,597,499

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : **Caroline Chang**

   Authorised Signature : 

   Designation : **Secretary** **Date** : **5 April 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
80000	$2.54	203200	Chee Jin Kiong
80000	$1.95	156000	Tong Chong Heong
60000	$3.32	199200	Wong Ngiam Jih
	Total value of shares exercised =	558400	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.04		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : *If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.*

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 80000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390675795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390675795.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.45		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the *same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.*

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 80000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390715795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390715795.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	60000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.82		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : 068804

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 60000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390745795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390745795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

4 April 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 220,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 220,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	781,271,591	
SHARE OPTION SCHEME	220,000	01.04.2005
TOTAL	781,491,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS